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                              April 12, 2024

       Ruifeng Guo
       Chief Financial Officer
       Fly-E Group, Inc.
       136-40 39th Avenue
       Flushing, NY 11354

                                                        Re: Fly-E Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 4, 2024
                                                            File No. 333-276830

       Dear Ruifeng Guo:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration on Form S-1

       Compensation of Executive Officers, page 57

   1. Please update your compensation disclosure to reflect the fiscal year ended March 31,
                                                        2024.
       Certain Relationships and Related Party Transactions, page 61

   2. Please update your disclosure in this section to include any applicable transactions since
                                                        December 31, 2023.
Refer to Item 404(d) of Regulation S-K.
       Consolidated Statements of Income, page F-5

   3. We note your disclosures that shares and per share data are presented on a retroactive basis to give effect to
the stock split completed on April 2, 2024; however, the earnings per share and weighted
average number of common stock - basic and diluted for the years
 Ruifeng Guo
Fly-E Group, Inc.
April 12, 2024
Page 2
      ended March 31, 2023 and 2022 and for the nine months ended December 31, 2023 and
      2022 do not appear adjusted for the stock split on pages F-5 and F-28. Please revise your filing to ensure all of the share information retroactively reflects the stock split in accordance with ASC 260-10-55-12.
       Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameRuifeng Guo
                                                           Division of
Corporation Finance
Comapany NameFly-E Group, Inc.
                                                           Office of
Manufacturing
April 12, 2024 Page 2
cc:       Richard Aftanas
FirstName LastName